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                              February 1, 2023

       Naum Voloshin
       Principal Accounting Officer
       Cavitation Technologies, Inc.
       10019 Canoga Avenue
       CHATSWORTH, CA 91311

                                                        Re: Cavitation
Technologies, Inc.
                                                            10-K filed October
13, 2022
                                                            File No. 000-53239

       Dear Naum Voloshin:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Exhibits 31.1 and 31.2, page 1

   1.                                                   We note that the
Section 302 certifications signed by your Chief Executive Officer and
                                                        Chief Financial Officer
are not dated. Please file a full and complete amendment to
                                                        provide newly signed
and dated certifications. Ensure that the certifications are currently dated and refer to the
Form 10-K/A. Refer to Regulation S-K C&DI 246.14. Please
                                                        address this comment as
it relates to your undated Section 906 certifications filed under
                                                        Exhibits 32.1 and 32.2.
Finally, ensure that signatures provided in your Form 10-K/A are also dated.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-
       3355 with any questions.
 Naum Voloshin
Cavitation Technologies, Inc.
February 1, 2023
Page 2




                                             Sincerely,
FirstName LastNameNaum Voloshin
                                             Division of Corporation Finance
Comapany NameCavitation Technologies, Inc.
                                             Office of Industrial Applications
and
February 1, 2023 Page 2                      Services
FirstName LastName